

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2023

Yongjin Chen
Chief Executive Officer
AI Transportation Acquisition Corp
10 East 53rd Street, Suite 3001
New York, NY 10022

> **Re: AI Transportation Acquisition Corp**
> **Amended Registration Statement on Form S-1**
> **Filed April 25, 2023**
> **File No. 333-270558**

Dear Yongjin Chen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 10, 2023 letter.

Amended Registration Statement on Form S-1

Cover Page

1. Your revised disclosure in response to prior comment 1 does not appear to address several elements of that comment; therefore, we reissue the comment. Please provide prominent disclosure about the legal and operational risks associated with the Sponsor being located in and a majority of your executive officers and/or directors being located in or having significant ties to China. Your disclosure should make clear whether these risks could result in a material change in your search for a target company and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your prospectus summary should

        address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

2.   Refer to prior comment 2. Please revise your disclosure to address the newly released set of regulations, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, published by the China Securities Regulatory Commission on February 17, 2023 that took effect on March 31, 2023. Describe the impact to you from the Trial Measures, if any.

Risk Factors, page 44

3.   We note your response and reissue prior comment 3. It remains unclear how purchases by your sponsor, officers, directors, advisors or their affiliates from public stockholders for the purpose of voting those shares in favor of a proposed business combination would comply with the requirements of Rule 14e-5 under the Exchange Act. Please clarify. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance. In addition, please reconcile the disclosure on page 31 that "to the extent that any public shares are purchased, such public shares will not be voted as required by Tender Offers and Schedules Compliance and Disclosure Interpretations Question 166.01 promulgated by the SEC" with the disclosure in the next paragraph that "the purpose of any such purchases of shares could be to vote such shares in favor of the initial business combination and thereby increase the likelihood of obtaining shareholder approval of the initial business combination or to satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of our initial business combination, where it appears that such requirement would otherwise not be met."

4.   Refer to prior comment 4. Please include a statement that the remaining shareholders that do not elect to redeem may economically bear the impact of the excise tax.

     You may contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Real Estate & Construction

cc: Deborrah Klis, Esq.